SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Amwest Insurance Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   032345100
                                 (CUSIP Number)

                              December 31, 1998
           (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/  Rule 13d-1(b)
         / /  Rule 13d-1(c)
         / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 407,555, which constitutes approximately 10.4% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 3,916,539 shares outstanding.
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CUSIP No. 032345100


1.       Name of Reporting Person:

         Connor Clark & Company, Ltd.

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /X/

3.       SEC Use Only


4.       Citizenship or Place of Organization: Ontario, Canada


                5.   Sole Voting Power: -0-
Number of
Shares
Beneficially    6.   Shared Voting Power: 407,555
Owned By
Each
Reporting       7.   Sole Dispositive Power: -0-
Person
With
                8.   Shared Dispositive Power: 407,555

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         407,555

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             / /


11.      Percent of Class Represented by Amount in Row (9): 10.4%


12.      Type of Reporting Person: IA
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         Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General
Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its Schedule 13G Statement dated March 24, 1998 (the "Schedule 13G"), related to the Common Stock, $.01 par value, of Amwest Insurance Group, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.


Item 4.  Ownership.

         Item 4 is hereby amended in its entirety to read as follows:

         (a) - (b)

         The aggregate number of shares of the Stock that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 407,555, which constitutes approximately 10.4% of the outstanding shares of the Stock.

         (c)

         The Reporting Person has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 407,555 shares of the Stock.


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 12, 1999


                            CONNOR CLARK & COMPANY LTD.

                            By: /s/ Kelly Baird
                               Kelly Baird, Chief Financial Officer